	For the three months ended March 31,
	2007	2006
Net Income	3,956	3,985

Weighted average common shares — basic	11,117,723	11,206,920

Effect of dilutive securities:
Stock options	236,436	288,005

Weighted average common shares — diluted	11,354,159	11,494,925

Basic Earnings Per Share	$0.36	$0.36

Diluted Earnings per Share	$0.35	$0.35

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